UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                        American Railcar Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   02916P 10 3
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 20, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,818,976

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,818,976

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,818,976

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.6%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,818,976

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,818,976

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,818,976

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.6%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Modal LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,290,918

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,290,918

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,290,918

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.2%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      23,800

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      23,800

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      23,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)/ /
      (b)/ /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,037,165

8  SHARED VOTING POWER
      6,133,694

9  SOLE DISPOSITIVE POWER
      5,037,165

10 SHARED DISPOSITIVE POWER
      6,133,694

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,170,859

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      52.7%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of American Railcar Industries, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Clark Street, St. Charles, Missouri 63301.

Item 2.  Identity and Background

     The persons filing this statement are Hopper Investments, LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Modal LLC, a Delaware limited liability company ("Modal", and together with Hopper and Barberry, the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn, and together with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America and Mr. Icahn's spouse (Ms. Golden, and together with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of each of Modal, Mr. Icahn and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. The principal business address of each of Hopper and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549.

     Barberry is the sole member of Hopper. Mr. Icahn is the sole member of Modal. Each of Barberry and Modal is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Entities.

     Each of Barberry, Hopper and Modal is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Partners Master Fund LP, a Cayman Island limited partnership ("Icahn Master") and Icahn Partners LP, a Delaware limited partnership ("Icahn Partners") and
(ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Each of Starfire, CCI Onshore, CCI Offshore, Icahn Master and Icahn Partners is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, Hopper and Modal, are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B, none of the Registrants nor any manager or executive officer of any of the Icahn Entities, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On January 19, 2006, the Issuer's Registration Statement on Form S-1 (File No. 333-130284) and Registration Statement on Form 8-A (File No. 000-51728) were declared effective by the Securities and Exchange Commission (the "Effective Date"). All of the Registrants, except Modal and Ms. Golden, acquired their respective Shares prior to the Effective Date.

     On January 20, 2006, pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated December 7, 2005, among Modal, High Coast Limited Partnership, a Delaware limited partnership ("High Coast") and The Foundation for a Greater Opportunity, a Delaware not-for-profit corporation (the "Foundation"), Modal purchased 4,290,918 Shares from the Foundation. The aggregate purchase price for such Shares was $100,000,000. Modal paid the purchase price with $10,000,000 in cash and the balance in a five-year interest-only secured promissory note. The source of funding for the purchase of these Shares was the general working capital of Modal.

     On January 24, 2006, in connection with the closing of the Issuer's initial public offering, Ms. Golden purchased 23,800 Shares through a directed share program that was offered by the Issuer. The aggregate purchase price for these Shares was $499,800. The source of funding for the purchase of these Shares was Ms. Golden's personal funds.

Item 4.  Purpose of Transaction

     Prior to the Issuer's initial public offering, Mr. Icahn beneficially owned 61.5% of the Issuer's outstanding Shares. In order to increase his beneficial ownership position to more than 50% of the Issuer's outstanding Shares following the Issuer's initial public offering, Mr. Icahn, through Modal, offered to purchase the Foundation's Shares. As a result of the acquisition by Modal of the Foundation's Shares, Mr. Icahn, subsequent to the Issuer's initial public offering, continues to beneficially own more than 50% of the Issuer's outstanding Shares and is in a position to nominate and elect all directors of the Issuer. As a controlling stockholder, Mr. Icahn is, and will be, able to exert substantial influence over the Issuer and control most matters requiring board or shareholder approval. While they continue to own securities of the Issuer, Registrants may, from time to time, communicate with the management of the Issuer to seek to discuss the business and affairs of the Issuer.

     The Registrants reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, subject to certain lock up arrangements entered into by the Registrants with the underwriters of the Issuer's initial public offering, the Registrants may dispose of all or any portion of the Shares held by them at any time or from time to time in the open market (pursuant to an effective registration statement) or otherwise. The Issuer also granted to the Icahn Group registration rights with respect to their respective Shares.

Item 5.  Interest in Securities of the Issuer

     (a) As of 4:00 pm, Eastern Standard Time, on January 30, 2006, Registrants may be deemed to beneficially own, in the aggregate, 11,170,859 Shares, representing approximately 52.7% of the Issuer's outstanding Shares (based upon 21,207,773 Shares outstanding, which includes the 19,932,773 Shares stated to be outstanding by the Issuer in Form 424B4 filed by the Issuer on January 20, 2006, and the 1,275,000 Shares issued by the Issuer on January 24, 2006, pursuant to the underwriters' over-allotment option, as reported by the Issuer in a press release, dated January 24, 2006).

     (b) Hopper has sole voting power and sole dispositive power with regard to 1,818,976 Shares. Each of Barberry and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Modal has sole voting power and sole dispositive power with regard to 4,290,918 Shares. Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Ms. Golden has sole voting power and sole dispositive power with regard to 23,800 Shares. Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Mr. Icahn has sole voting power and sole dispositive power with regard to 5,037,165 Shares.

     Each of Barberry and Mr. Icahn, by virtue of their relationship to Hopper (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Hopper directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Modal (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Modal directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Ms. Golden directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants, inclusive of any transactions effected through 4:00 pm, Eastern Standard Time, on January 30, 2006. Modal's transaction was effected pursuant to the Stock Purchase Agreement. Ms. Golden's transaction was effected as part of the directed share program in connection with the closing of the Issuer's initial public offering. No commissions were paid by the Registrants in connection with such transactions.




                                       No. of Shares          Price
Name                   Date              Purchased          Per Share
-------------    -----------------    ---------------     -------------
Modal             January 20, 2006       4,290,918           $ 23.31
-------------    -----------------    ---------------     -------------
Ms. Golden        January 24, 2006          23,800           $ 21.00
-------------    -----------------    ---------------     -------------


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

        Stock Purchase Agreement

     On December 7, 2005, Modal entered into the Stock Purchase Agreement (attached hereto as Exhibit 2 and incorporated by reference herein in its entirety) with the Foundation and High Coast. Pursuant to Exhibit 2, on January 20, 2006, Modal purchased 4,290,918 Shares from the Foundation. The aggregate purchase price for such Shares was $100,000,000. Modal paid the purchase price with $10,000,000 in cash and the balance in a five-year interest-only secured promissory note (the "Note").

        Pledge Security Agreement

     In connection with the purchase by Modal of the Foundation's Shares, pursuant to Exhibit 2, Modal and the Foundation entered into a Pledge Security Agreement, dated January 20, 2006 (attached hereto as Exhibit 3 and incorporated by reference herein in its entirety). Pursuant to Exhibit 3, the Note is secured by the 4,290,918 Shares (the "Collateral") sold by the Foundation to Modal. After an Event of Default (as defined in Exhibit 3) and upon notice, the Collateral may be transferred to the Foundation. At the time of such a transfer, the Foundation would also have certain registration rights with respect to the Collateral.

        Lock-Up Agreements

     In connection with the Issuer's initial public offering, Modal, Hopper, Mr. Icahn and Ms. Golden entered into lock-up agreements with UBS Securities LLC and Bear, Stearns & Co. Inc. (the "Underwriters"). (A copy of the Lock-Up Agreement for each of Modal, Hopper and Mr. Icahn is attached hereto as Exhibits 4, 5 and 6, respectively, and are incorporated by reference herein in their entirety.) Pursuant to the Lock-Up Agreements, each of Modal, Hopper, Mr. Icahn and Ms. Golden agreed, subject to certain exceptions, not to transfer any of their respective Shares, without the prior written consent of the Underwriters, until 180 days after January 19, 2006.

        Registration Rights Agreement

     In connection with the Issuer's initial public offering, the Issuer entered into a Registration Rights Agreement with each of Modal, Hopper, Mr. Icahn and the Foundation. (A copy of the Registration Rights Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein in its entirety.) The stockholders that are party to the Registration Rights Agreement will have the right to require the Issuer, subject to certain terms and conditions, to register their shares of the Issuer's common stock under the Securities Act of 1933, as amended, at any time following expiration of the lock-up period (described above). These stockholders collectively will have an aggregate of five demand registration rights, three of which relate solely to registration on a short-form registration statement, such as a Form S-3. In addition, if the Issuer proposes to register any additional shares of its capital stock under the Securities Act, these stockholders will be entitled to customary "piggyback" registration rights.

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement of the Registrants

2. Stock Purchase Agreement, dated as of December 7, 2005, among Modal, the Foundation and High Coast.

3. Pledge Security Agreement, dated as of January 20, 2006, between Modal and the Foundation.

4. Lock-Up Agreement, dated January 4, 2006, executed by Modal.

5. Lock-Up Agreement, dated January 4, 2006, executed by Hopper.

6. Lock-Up Agreement, dated January 4, 2006, executed by Mr. Icahn.

7. Registration Rights Agreement, dated as of January 18, 2006, among Hopper, Modal, the Foundation, Mr. Icahn and the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2006


HOPPER INVESTMENTS LLC

By:   Barberry Corp.

   By:    /s/ Edward E. Mattner
          ---------------------
   Name:  Edward E. Mattner
   Title: Authorized Signatory


BARBERRY CORP.

By:    /s/ Edward E. Mattner
       ---------------------
Name:  Edward E. Mattner
Title: Authorized Signatory


MODAL LLC

By:    /s/ Edward E. Mattner
       ---------------------
Name:  Edward E. Mattner
Title: Authorized Signatory


/s/ Gail Golden
---------------
GAIL GOLDEN


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




      [Signature Page of Schedule 13D - American Railcar Industries, Inc.]

                                   SCHEDULE A
                                   ----------

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

               Name, Business Address and Principal Occupation of
       Each Executive Officer and Director of Barberry, Hopper and Modal

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of Barberry, Hopper and Modal. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.


BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman, President and Secretary
Jordan Bleznick                     Vice President - Taxes


HOPPER INVESTMENTS LLC

Name                                Position
----                                --------
Edward E. Mattner                   Vice President


MODAL LLC

Name                                Position
----                                --------
Carl C. Icahn                       President
Brett Icahn                         Vice President
Edward E. Mattner                   Vice President

                                   SCHEDULE B
                                   -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, 2001, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9, 2001 and denied on March 22, 2001.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of American Railcar Industries, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of January 2006.


HOPPER INVESTMENTS LLC

By:   Barberry Corp.

   By:     /s/ Edward E. Mattner
           ---------------------
   Name:   Edward E. Mattner
   Title:  Authorized Signatory


BARBERRY CORP.

By:     /s/ Edward E. Mattner
        ---------------------
Name:   Edward E. Mattner
Title:  Authorized Signatory


MODAL LLC

By:     /s/ Edward E. Mattner
        ---------------------
Name:   Edward E. Mattner
Title:  Authorized Signatory


/s/ Gail Golden
---------------
GAIL GOLDEN


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



                  [Signature Page of Joint Filing Agreement to
               Schedule 13D - American Railcar Industries, Inc.]

                                                                       Exhibit 2

                            STOCK PURCHASE AGREEMENT

     AGREEMENT, made by and between MODAL LLC, a Delaware limited liability company, with its principal business address at c/o Icahn Associates Corp. and Affiliated Companies, 767 Fifth Avenue, New York, New York 10153 ("Purchaser"), High Coast Limited Partnership, a Delaware limited partnership with its principal business address at c/o Icahn Associates Corp. and Affiliated Companies, 767 Fifth Avenue, New York, New York 10153 ("Guarantor") and Foundation for a Greater Opportunity, a Delaware not-for-profit corporation with its principal offices at 767 Fifth Avenue, New York, New York ("Foundation").

     WHEREAS, the Foundation owns 460 shares (the "Shares") of the common stock of American Railcar Industries, Inc. ("ARI"); and

     WHEREAS, ARI is a private company that is in the process of registering an initial public offering of its common stock under the Securities Act of 1933 ("Securities Act") with the U.S. Securities Exchange Commission, pursuant to which it expects to raise in excess of $100 million of new capital (the "IPO"); and

     WHEREAS, ARI, Purchaser and Guarantor are "affiliated companies," as they are each controlled, directly or indirectly, by Carl C. Icahn; and

     WHEREAS, the Purchaser desires to acquire all of the Shares, and consequently the Purchaser has offered to acquire all of the Shares on the terms set forth below and Guarantor has agreed to guarantee Purchaser's performance under this Agreement; and the Foundation is willing to sell the Shares to the Purchaser for the consideration and upon the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration the receipt of which is acknowledged, the parties hereto hereby agree as follows:

     1. Sale of Shares and Purchase Price. Purchaser hereby agrees to purchase and the Foundation hereby agrees to sell to the Purchaser all of the Shares for a purchase price of at least $217,391.30 per Share, for a total purchase price of $100 million for all 460 Shares, subject to upward adjustment as set forth below, on the terms and conditions set forth herein. The purchase price for each Share will be subject to upward adjustment equal to the excess, if any, of: (1) the Market Price per share, as defined below, of ARI's common stock, over (2) $217,391.30 per common share. As used herein, the Market Price shall mean: (i) if the Closing occurs on the date of or within five (5) days following the closing of the IPO, the initial price at which shares of ARI common stock are sold to the public in the IPO, and (ii) if the Closing occurs more than five (5) days following the closing of the IPO, the average closing price of ARI common stock on the national exchange listing ARI common stock for the five (5) days immediately preceding the Closing. The calculation of the purchase price, including any adjustment relating to the Market Price, shall be made by giving appropriate effect to any stock split or other recapitalization of ARI's common stock.

     2. Purchase Payment. The purchase price for the Shares shall be paid as follows:

     (a) an initial payment of ten percent (10%) of the purchase price by wire transfer of immediately available funds to an account designated by the Foundation or certified check payable to the Foundation at Closing; and

     (b) the balance of the purchase price in the form of a promissory note ("Note") bearing interest at the rate designated from time to time by Bank Of America as its "prime rate," payable in regular monthly installments of accrued interest only, with all of the principal of the note due and owing in a single payment on the fifth anniversary of the note, with no prepayment penalties; provided that, the note shall contain a provision that, in the event the Foundation has (a) less than one million dollars of cash on hand, or (b) cash commitments for grants, scholarships, projected operating expenses, or other commitments payable within twelve months which would leave it with less than one million dollars in cash on hand at any time in such twelve month period, the board of the Foundation may call an amount of principal which, after payment of anticipated cash commitments for the twelve month period, will leave it with not less than one million dollars in cash on hand, and such amount of principal shall thereupon become due and payable within twenty (20) business days of such call. The note shall be substantially in the form of such Note attached hereto as Exhibit A.

     3. Security. As security for the payment in full of all amounts due under the Note, the Purchaser agrees to pledge all of the Shares to the Foundation under a Pledge Security Agreement, substantially in the form attached as Exhibit B, pursuant to which the Foundation will have the right to sell such numbers of the Shares as may be necessary from time to time to realize the full amount owed to it under this Agreement and the Note. The Purchaser will also cause ARI to enter into a Registration Rights Agreement between ARI and the Foundation, in substantially the form attached hereto as Exhibit C. Guarantor agrees to enter into the Guaranty, substantially in the form attached hereto as Exhibit D, as additional security for the Note.

     4. Purchaser's Representations and Warranties. The Purchaser and Guarantor represent and warrant to the Foundation as follows:

     (a) Status. Purchaser and Guarantor are each duly organized under the laws of the State of Delaware. Purchaser has taken all action necessary under applicable law to authorize entering into this Agreement and its Exhibits, to purchase the Shares, to execute and deliver the Note, and to be bound by its obligations. Guarantor has taken all action necessary under applicable law to authorize entering into this Agreement and the Guaranty and to be bound by its obligations. Purchaser and Guarantor each acknowledges its status as an affiliate of Carl C. Icahn and ARI, and agrees to take all actions necessary to procure any consent, approval or similar cooperation needed from time to time from Mr. Icahn and/or ARI, as the case may be, to carry out the terms of this Agreement, the Pledge Agreement, the Guaranty and/or the Note.

     (b) Power and Authority. Purchaser and Guarantor each have the power, authority and capacity to enter into this Agreement and to enter into the transactions contemplated hereby. This Agreement constitutes the valid, legal and binding obligation of Purchaser and Guarantor and is enforceable against each of them in accordance with its terms.

     (c) No Conflict. Neither the execution and delivery of this Agreement by the Purchaser and the Guarantor nor the carrying out of the transactions contemplated hereby will conflict with, breach or violate any material note, agreement, instrument, indenture, contract, lease, or any other document or understanding to which the Purchaser or Guarantor is a party. Neither the execution and delivery of this Agreement by the Purchaser or the Guarantor, nor the carrying out of the transactions contemplated hereby, will result in a violation of (i) any law, ordinance or governmental rule or regulation to which the Purchaser or Guarantor is subject, (ii) any judgment, order, rule, injunction or decree of any court or any governmental official, agency or municipality which is applicable to the Purchaser or Guarantor or (iii) the Certificate of Formation or Operating Agreement of the Purchaser or any amendments thereto, or the Certificate of Limited Partnership or Partnership Agreement of Guarantor or any amendments thereto, in each case which violation could reasonably be expected to have a material adverse effect on the Purchaser or Guarantor.

     (d) Consents and Approvals. No consent, approval or authorization of, or registration, declaration or filing with any court, governmental body or authority or other person or entity is required in connection with the valid execution, delivery or performance of this Agreement or any other document required by this Agreement by Purchaser or Guarantor, or in connection with Purchaser's or Guarantor's completion of any transactions contemplated thereby or by this Agreement.

     (e) Accuracy of Documents. No representation or warranty of the Purchaser or Guarantor contained in this Agreement, and no exhibit, schedule, statement or certificate furnished or to be furnished to the Foundation pursuant to the terms hereof or in connection with the transactions consummated or contemplated hereby, specifically including Amendment No. 1 or any subsequent amendments to the S-1 Registration Statement that ARI has filed or will file with the SEC to register its IPO and the audited financial statements of Guarantor dated as of December 31, 2004, contains or will contain any untrue statement of a material fact or fails or will fail to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading. All documents furnished to the Foundation by the Purchaser or Guarantor pursuant to or in connection with this Agreement are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

     (f) No Material Change. Except as may be disclosed in the annual report, Form 10-K, quarterly report, Form 10-Q, or other public filings made by American Real Estate Partners, L.P., there has been no material change in the financial condition, outlook, or prospects of Guarantor from those set forth in the audited financial statements of Guarantor dated as of December 31, 2004.

     5. Foundation's Representations and Warranties. The Foundation represents and warrants to the Purchaser and Guarantor as follows:

     (a) Status. The Foundation is a not-for-profit corporation validly existing under the laws of the State of Delaware and is duly authorized to enter into this Agreement and sell the Shares, subject to obtaining the approval of this transaction from the Supreme Court of the State of New York and from its Board of Directors as set forth under the Section below entitled "Conditions to Closing."

     (b) Title. The Foundation has good title to the Shares, free and clear of all liens, pledges, offsets, security interests or encumbrances.

     (c) Power and Authority. The Foundation has the power, authority and capacity to enter into this Agreement and to enter into the transactions contemplated hereby. This Agreement constitutes the valid, legal and binding obligation of the Foundation and is enforceable against it in accordance with its terms.

     (d) No Conflict. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will conflict with, breach or violate any note, agreement, instrument, indenture, contract, lease, or any other document or understanding to which the Foundation is a party.

     (e) Consents and Approvals. Except for the court approval referenced in Sections 6(a) and 7(a), no consent, approval or authorization of, or registration, declaration or filing with any court, governmental body or authority or other person or entity is required in connection with the valid execution, delivery or performance of this Agreement or any other document required by this Agreement by the Foundation, or in connection with the Foundation's completion of any transactions contemplated thereby or by this Agreement.

     (f) Accuracy of Documents. No representation or warranty of the Foundation contained in this Agreement, and no statement or certificate furnished or to be furnished to the Purchaser pursuant to the terms hereof or in connection with the transactions consummated or contemplated hereby, contains or will contain any untrue statement of a material fact or fails or will fail to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading.

     6. Foundation Conditions to Closing. The obligations of the Foundation to complete the transactions provided for herein are subject, at its election, to satisfaction on or before the Closing of each of the following conditions:

     (a) Court Approval. The approval of the terms of this Agreement and the transactions it contemplates from a Justice of the Supreme Court of the State of New York, for which approval the Foundation will promptly apply upon the execution of this Agreement.

     (b) Closing of IPO. The IPO shall have closed or shall be scheduled to close immediately following the Closing.

     (c) Diligence Review. Completion by the Foundation of a financial diligence review of the Purchaser and Guarantor that is satisfactory to the Foundation in its sole discretion.

     (d) Registration Rights Agreement. The Foundation and ARI shall have entered into the Registration Rights Agreement.

     (e)  Expenses.  The  Purchaser  agrees to  promptly  pay or  reimburse  the
     Foundation  for  all  of  the  Foundation's   reasonable  legal  and  other
     professional fees and expenses incurred in negotiating this transaction.

     (f) Representations and Warranties. All representations and warranties of the Purchaser and Guarantor contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing date as though made on and as of the Closing date.

     7. Purchaser Conditions to Closing. The obligations of the Purchaser and Guarantor to complete the transactions provided for herein are subject, at its election, to satisfaction on or before the Closing of each of the following conditions:

     (a) Court Approval. The approval of the term of this Agreement and the transactions it contemplates from a Justice of the Supreme Court of the State of New York, for which approval the Foundation will promptly apply upon the execution of this Agreement.

     (b) Closing of IPO. The IPO shall have closed or shall be scheduled to close immediately following the Closing.

     (c) Representations and Warranties. All representations and warranties of the Foundation contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing date as though made on and as of the Closing date.

     8. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place in the offices of Icahn Associates Corp. and Affiliated Companies, 767 Fifth Avenue, New York, New York on the later of the closing date of the IPO or the day following receipt of court approval of this transaction as contemplated by Sections 6(a) and 7(a) hereof, or at such other time and place as the parties hereto may hereafter mutually agree. At the Closing, the parties will make the following deliveries:

     (a) By the Foundation. The Foundation will deliver the following to the Purchaser, in form reasonably satisfactory to counsel for the Purchaser:

          (i) A certified copy of the New York State Supreme Court order approving this transaction;

          (ii) The certificate(s) representing the Shares, together with duly executed stock powers authorizing their transfer to the Purchaser.

     (b) By the Purchaser. The Purchaser will deliver the following to the Foundation, in form reasonably satisfactory to counsel for the Foundation:

          (i) The initial cash payment required by Section 2(a) hereof against the purchase price;

          (ii) The Note representing the balance of the purchase price as required by Section 2(b) hereof, duly executed by the Purchaser;

          (iii) The Pledge Security Agreement, duly executed by the Purchaser;

          (iv) The Registration Rights Agreement, duly executed by ARI;

          (v) The Guaranty, duly executed by Guarantor;

          (vi) Tender of payment of all of the Foundation's fees and expenses for legal, financial, investment banking and other professional costs incurred with respect to this transaction, whether already paid or then outstanding, by certified check or wire transfer of funds, against reasonable proof from the Foundation of the amounts of all such fees and expenses incurred for which it seeks reimbursement.

     9. Specific Performance; Indemnification. The parties hereto declare that it is impossible to measure in money the damages which will accrue to a party hereto, its transferees, legal or personal representatives, successors or assigns by reason of a failure by a party hereto to perform any of the obligations under this Agreement. Therefore, if any party hereto, his/its transferees, legal or personal representatives, successors, assigns or shareholders shall institute any action or proceeding to enforce specifically the provisions hereof, any party, person or entity against whom such action or proceeding is brought hereby waives the claim or defense therein that the party instituting the action or proceeding has an adequate remedy at law; and that therefore the party instituting the action or proceeding should not be entitled to specific performance of the terms of this Agreement. Nothing herein contained, however, shall be construed as a bar or waiver with respect to any right or remedy any party hereto may have at law or in equity, including an award of monetary damages. The representations and warranties made by the parties herein shall survive the closing and each party shall indemnify and hold harmless the other party from any loss or damages incurred as a result of the violation or inaccuracy of any representation or warranty made by the indemnifying party.

     10. Guaranty of Performance. Guarantor hereby unconditionally guarantees to Foundation the full and timely performance of this Agreement by Purchaser.

     11. Voting Agreement. Simultaneous with the execution of this Agreement, the parties shall enter into a Voting Agreement with respect to the voting of the Foundation's shares pending the closing of the transactions contemplated by this agreement. The Voting Agreement shall be in the form attached hereto as Exhibit E, shall give the Purchaser the right to vote the Foundation's shares pending the closing, and shall terminate in the event this Agreement terminates.

     12. Termination.

     (a) This Agreement may be terminated at any time prior to the Closing:

          (i) By the mutual written consent of the Purchaser and the Foundation;

          (ii) By the Purchaser or the Foundation, if the Closing shall not have occurred within six (6) months following the date of this Agreement;

          (iii) By the Foundation in the event a condition set forth in Section 6 becomes incapable of being fulfilled; or

          (iv) By the Purchaser in the event a condition set forth in Section 7 becomes incapable of being fulfilled.

     (b) In the event of the  termination  of this Agreement as provided in this
     Section 11, this Agreement and the Voting Agreement shall become void and there shall be no liability on the part of any party hereto; provided, however, that nothing herein shall relieve the Purchaser, Guarantor or the Foundation from liability for any breach of this Agreement or failure to perform hereunder.

     13. General Terms.

     (a) Notices. Any notice required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, (ii) on the third day following delivery to the U.S. Postal Service as certified mail, return receipt requested and postage prepaid, (iii) on the first day following delivery to a recognized overnight courier service, fee prepaid and return receipt or other confirmation of delivery requested, (iv) upon confirmation of receipt by the party to receive such notice, of a fax sent to the fax number of such party, or (v) upon confirmation of receipt by the party to receive such notice, of an e-mail sent to the e-mail address of such party. Any such notice shall be delivered or sent to a party at its address, fax number or e-mail address as set forth beneath its signature on this Agreement, or to such other address or fax number as may be designated by a party in a notice given to the other from time to time in accordance with the terms of this paragraph.

     (b) Governing Law and Dispute Resolution. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York, excluding its conflicts of law principles. In the event that any legal proceedings are commenced with respect to any matter arising under this Agreement, the parties specifically consent and agree that the courts of the State of New York and/or the Federal Courts located in the State of New York will have exclusive jurisdiction over each of the parties and over the subject matter of any such proceedings. Additionally, the party that loses any such proceeding will pay all costs and expenses incurred by the other party(s) in connection therewith, including all attorneys' and other professional fees and expenses.

     (c) Assignment. Prior to Closing, neither party may assign this Agreement without the prior written consent of the other. For all purposes under this Agreement, any merger, consolidation, spin-off, acquisition of or change-in-control involving the Purchaser will be deemed an assignment. Any attempted assignment in violation of this paragraph will be invalid.

     (d) Partial Invalidity. If any provision of this Agreement is held invalid or unenforceable by competent authority, that provision will be construed so as to be limited or reduced to be enforceable to the maximum extent compatible with the law as it shall then appear. The total invalidity or unenforceability of any particular provision of this Agreement will not affect its other provisions and this Agreement will be construed in all respects as if the invalid or unenforceable provision were omitted.

     (e) Waiver. No waiver of a breach of any term of this Agreement will be effective unless in writing and duly executed by the waiving party. No such waiver will constitute a waiver of any subsequent breach of the same or any other term of this Agreement. No failure on the part of a party to exercise, and no delay in exercising, any of its rights hereunder will operate as a waiver thereof, nor will any single or partial exercise by a party of any right preclude any other or future exercise thereof or the exercise of any other right. No course of dealing between the parties will be deemed effective to modify, amend or discharge any part of this Agreement or the rights or obligations of any party hereunder.

     (f) Entire Agreement. This Agreement, together with all its Exhibits, contains the entire understanding of the parties with respect to the transactions contemplated and supersedes any prior agreements or understandings among the parties with respect to the subject matter hereof. This Agreement may only be amended by a written document signed by all parties. There are no representations, warranties, or obligations of any party not expressly contained herein.

     (g) Construction. Any interpretation of this Agreement will not presume that its terms should be more strictly construed against one party by reason of any rule of construction or authorship. Further, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original. In making proof of this Agreement, it will not be necessary to produce more than one counterpart. The headings in this Agreement are for convenience only. They do not constitute a portion of this Agreement and shall not be used in any construction of it.


IN WITNESS WHEREOF, the duly authorized representatives of the parties have executed this Agreement on, and it is effective as of, December 7, 2005.


FOUNDATION FOR A GREATER OPPORTUNITY

By:     /s/ Edward Shanahan
        -------------------
Title:  President

Address for Notices:
Foundation for a Greater Opportunity
767 Fifth Avenue, 47th Floor
New York, New York 10153
Fax number for Notices:  212-688-1158
Attention:  Edward J. Shanahan and Julie Clark Goodyear
E-mail address for Notices:  eshanahan@choate.edu
                             Jgoodyear@choate.edu
With a Copy to:
David M. Lascell, Esq.
Harter Secrest & Emery LLC
1600 Bausch & Lomb Place
Rochester, New York 14604
Fax number for Notices:  585-232-2152
Attention:  David M. Lascell
E-mail address for Notices:  Dlascell@hselaw.com


MODAL LLC

By:     /s/ Edward Mattner
        ------------------
Title:  Vice President

Address for Notices:
c/o Icahn Associates Corp. and Affiliated Companies
767 5th Avenue
New York, New York  10153
Fax number for Notices:  212-688-1158
Attention:  Keith L. Schaitkin
E-mail address for Notices:  kls@sfire.com


HIGH COAST LIMITED PARTNERSHIP

By:  Little Meadow Corp., its general partner

   By:     /s/ Edward Mattner
           ------------------
   Title:  Authorized Signatory

Address for Notices:
c/o Icahn Associates Corp. and Affiliated Companies
767 5th Avenue
New York, New York  10153
Fax number for Notices:  212-688-1158
Attention:  Keith L. Schaitkin
E-mail address for Notices:  kls@sfire.com

                                                                       Exhibit 3

                            PLEDGE SECURITY AGREEMENT

     THIS AGREEMENT is made in favor of FOUNDATION FOR A GREATER OPPORTUNITY ("Pledgee"), a Delaware not for profit corporation with offices at 767 Fifth
Avenue, New York, New York , by Modal LLC("Grantor"), a Delaware limited liability company with an address of c/o Icahn Associates Corp. and Affiliated Companies, 767 Fifth Avenue, New York, New York 10153.

     Grantor hereby executes and delivers this Pledge Security Agreement to the Pledgee in consideration of the financial and other accommodations made by the Pledgee to the Grantor under the Stock Purchase Agreement and the Note, both as defined below. Accordingly, the Pledgee shall have the rights, remedies and benefits hereinafter set forth.

     1. Definitions. Unless otherwise indicated in this Agreement, capitalized terms not otherwise defined herein shall have the meanings given to them in the Stock Purchase Agreement or the Note, and unless otherwise expressly indicated all terms shall have the same meanings as given to them in the Uniform
Commercial Code as amended from time to time in the State of New York. The following terms shall have the following definitions as used in this Agreement.

          (a) "Collateral" means all of the shares of common stock of American Railcar Industries, Inc. sold to Grantor by Pledgee under the Stock Purchase Agreement and all investment property and securities entitlements related thereto, all income thereon and distributions therefrom, and all additions, replacements, and proceeds in any form thereof.

          (b) "Liabilities" means all indebtedness, liabilities, and obligations of every kind or nature, whether absolute or contingent (including liability pursuant to any guarantee or endorsement), primary or secondary, direct or indirect, joint or several, and whether heretofore or hereafter created, arising, or existing or at any time due and owing from Grantor to Pledgee, including without limitation all liabilities of Grantor to Pledgee under the Note and under the Stock Purchase Agreement, in either case as the same may be modified or amended from time to time. Among others, the Liabilities include all sums expended by the Pledgee for protection of its interests such as payments made for taxes and expenses of collection.

          (c) "Stock Purchase Agreement" means the Stock Purchase Agreement between Grantor and Pledgee dated December 7, 2005 and all amendments and modifications thereto and extensions and replacements thereof.

          (d) "Note" means the Term Promissory Note made by Grantor in favor of Pledgee, dated January 20, 2006 and all amendments and modifications thereto and extensions and replacements thereof.

          (e) "Guaranty" means the Guaranty of the Note made by High Coast Limited Partnership in favor of Pledgee, dated January 20, 2006 and all amendments and modifications thereto and extensions and replacements thereof.

     2. Security Interest. The Grantor hereby pledges, assigns, and grants to Pledgee a security interest in the Collateral to secure the payment and performance of the Liabilities. This security interest is specifically intended to be a continuing interest and shall cover Collateral in which the Grantor acquires an interest after the date of this Agreement as well as Collateral in which the Grantor now has an interest. This security interest shall continue until terminated as described in this Agreement even if all Liabilities are paid in full from time to time. Pledgee shall have the right to apply Collateral and any proceeds therefrom to all or any part of the Liabilities as and in the order Pledgee may elect, whether such Liabilities are otherwise secured and whether due or not. To further evidence this security interest, at the closing of the transactions under the Stock Purchase Agreement, Grantor shall obtain the re-registration into its name of the certificates representing the Shares of common stock of ARI tendered to the Grantor, and will deliver such shares, together with appropriate stock powers executed in blank, to Pledgee. Grantor will cause the following legend to be placed on all certificates representing all such re-registered Shares:

     The shares represented by this certificate are subject to the terms of a Pledge Security Agreement between MODAL LLC and the Foundation for a Greater Opportunity (the "Foundation") dated January 20, 2006, and can only be sold, pledged, or otherwise transferred in accordance with the terms of that Agreement. The Issuer of the shares represented by this certificate acknowledges that, so long as an Event of Default has occurred and is continuing under the Pledge Security Agreement, the Foundation will be the transferee of an "Initial Holder" of these shares as defined in a certain Registration Rights Agreement among the Issuer and certain other parties dated January 20, 2006 (the "Registration Rights Agreement"), that the shares represented by this certificate are "Registrable Securities" under the Registration Rights Agreement, and that the Foundation has all the registration rights held by an "Initial Holder" thereunder.

     Likewise, should ARI ever require such certificates to be tendered for reissuance in connection with any stock split, recapitalization or other similar transaction, Grantor will so notify Pledgee and Pledgee will cooperate with Grantor to effect such reissuance, provided that in all events Grantor will require ARI or its transfer agent to place the above legend on all such share certificates, and Grantor will promptly forward all such newly issued certificates to Pledgee. Grantor further agrees that for the duration of this Agreement, it will forward to Pledgee all additional shares of stock received by way of a stock dividend or other distribution with respect to the Shares.

     3. Lien/Collateral Status. Except for the pledge and security interest granted hereby, and any other interests to which the Pledgee has consented in writing, Grantor is the owner of the Collateral free from all liens, encumbrances, and security interests. Grantor will not sell or transfer the Collateral or any interest therein (including, without limitation, a security interest) without the prior written consent of the Pledgee. Grantor will defend the Collateral against the claims and demands of all persons, and will cause the immediate removal and termination of any levy, execution, judgment or other lien, or similar claim of third persons to the Collateral.

     Grantor represents and warrants that each instrument or evidence constituting a part of the Collateral is genuine and in all respects what it purports to be. Grantor will deliver to the Pledgee upon its request information regarding any restrictions on transferability or marketability of the Collateral, including without limitation information regarding holding periods and affiliate relationships.

     4. Perfection Of Security Interest. The Grantor will deliver the certificates, instruments, or other evidence of the Collateral to the Pledgee or to its designee or bailee. Grantor will execute and deliver to Pledgee such financing statements, security agreements, assignments, and other documentation, as Pledgee may at any time or from time to time reasonably request. Grantor hereby authorizes Pledgee to execute and file financing statements with or without the signature of the Grantor from time to time as Pledgee may deem necessary or desirable. Grantor hereby appoints Pledgee as its attorney in fact to execute and deliver notices of lien, financing statements, assignments, and any other documents, notices, and agreements necessary for the perfection of the Pledgee's security interests in the Collateral. Grantor agrees to pay the costs of filing or perfection of the Pledgee's security interests, searches of the public records, and releases or assignments of the Pledgee's interests.

     5. Taxes. Grantor will pay promptly, when due, all taxes and assessments upon the Collateral or its use or operation, or upon this Agreement.

     6. Protection Of Pledgee's Interest. Seven or more days after the day the Pledgee mails the Grantor notice, upon failure of the Grantor to (i) remove liens or interests prohibited by Section 3 of this Agreement, or (ii) pay taxes or assessments as required by Section 5 of this Agreement, the Pledgee in its discretion may discharge any such liens or interests or pay taxes or assessments. Pledgee also may pay any costs of perfection, searches, releases, or assignments pursuant to Section 4 of this Agreement. Grantor agrees to reimburse Pledgee on demand for any and all expenditures so made, and until paid the amount thereof also shall be part of the Liabilities secured by the Collateral. Pledgee shall have no obligation to Grantor to make any such expenditures nor shall the making thereof relieve any default hereunder.

     7. Income And Distributions. Until the occurrence of an Event of Default, Grantor shall have the right to receive all cash income from the Collateral. Whether or not such an Event of Default has occurred, Pledgee shall have the right, and Grantor so authorizes the Pledgee: (i) to receive and hold as part of the Collateral any new or additional securities issued by the issuer of any Collateral which have been issued to Grantor with respect to the Collateral, and any income from, increases in or profits on the Collateral including stock or other dividends, and (ii) to receive any distribution upon dissolution and liquidation of the issuer of any Collateral, upon surrender of such Collateral or any part thereof in exchange therefore and to hold the net cash receipts from any such distributions as part of the Collateral. If Grantor receives any of the items to which Pledgee has the right under this paragraph, Grantor shall hold the same in trust for Pledgee and shall deliver the same immediately to Pledgee.

     8. Certain Pledgee Rights. The Pledgee may (without any obligation to do so) from time to time upon not less than ten (10) days prior written notice to the Grantor and whether or not the Liabilities shall then be due and payable:
(i) after an Event of Default, transfer all or any part of the Collateral into the name of the Pledgee or its nominee, receive the income and any distributions thereon and hold the same as collateral for the Liabilities, and sell and apply the same to any Liabilities; (ii) notify parties obligated on any of the Collateral of Pledgee's rights hereunder; (iii) after an Event of Default enforce collection of any of the Collateral by suit or otherwise; (iv) after an Event of Default, release, exchange or surrender any part of the Collateral; (v) after an Event of Default, compromise, extend, increase or renew for any period or change the time of payment of any indebtedness evidenced by the Collateral;
(vi) take control of any proceeds of the Collateral; (vii) perform any obligations of the Grantor hereunder; and (viii) upon an Event of Default direct the order or manner of the disposition of the Collateral and any and all other Collateral and the enforcement of any and all endorsements and guaranties relating to the Liabilities or any part thereof as the Pledgee may, in its sole discretion, determine.

     9. Default. "Event of Default" means:

          (a) Any material breach or material default by Grantor under the Stock Purchase Agreement;

          (b) Any Event of Default under the Note or Guaranty;

          (c) Grantor's failure to have the certificates representing the Shares re-registered in Grantor's name and returned, together with appropriate stock powers executed in blank, to Pledgee; or

          (d) Grantor's failure to promptly forward to Pledgee all additional shares of stock received by way of a stock dividend or other distribution with respect to the Shares during the term of this Agreement.

     10. Remedies. Upon the occurrence of an Event of Default, the Pledgee may declare all of the Liabilities to be immediately due and payable and Pledgee shall have the rights and remedies of a secured party under the Uniform Commercial Code of the State of New York as amended from time to time in any jurisdiction where enforcement of this Agreement is sought in addition to all other rights and remedies at law or in equity. Grantor agrees that notice of the time and place of public sale of any of the Collateral or of the time after which any private sale thereof is to be made or of other disposition of the Collateral shall be deemed reasonable notice seven days after such notice is deposited in the mail or otherwise delivered to Grantor at the address shown in the preamble of this Agreement.

     In addition to its other rights, the Pledgee may but shall not be obligated to notify any parties, which are obligated to pay Grantor any Collateral or proceeds thereof, to make all payments directly to Pledgee. Grantor authorizes such parties to make such payments directly to Pledgee and to rely on notice from the Pledgee without further inquiry. Pledgee may demand and take all necessary or desirable steps to collect such Collateral in either Pledgee's or Grantor's name, with the right to enforce, compromise, settle, or discharge any of the foregoing. Pledgee may endorse Grantor's name on any checks, commercial paper, instruments, and the like pertaining to the foregoing.

     The Pledgee shall not be responsible to Grantor for loss or damage resulting from the Pledgee's failure to enforce or collect any Collateral or any monies due or to become due thereunder. Pledgee shall have no obligation to take, and Grantor shall have the sole responsibility for taking, any and all steps to preserve rights against any and all prior parties to any Collateral, whether or not in Pledgee's possession.

     After an Event of Default, the Grantor shall receive as the sole property of the Pledgee and hold in trust for the Pledgee all monies, checks, notes, drafts, and other property (collectively called "items of payment") representing the proceeds of any Collateral.

     The rights of the Pledgee are cumulative, and the Pledgee may enforce its rights under this Agreement irrespective of any other collateral, guaranty, right, or remedy it may have. The exercise of all or a part of its rights or remedies hereunder shall not prevent the Pledgee from exercising at the same or any other time any other right or remedy with respect to the Liabilities. The Grantor authorizes the Pledgee in its sole discretion to direct the order or manner of the disposition of the Collateral.

     From the proceeds realized from the Collateral the Pledgee shall be entitled to retain all sums secured hereby as well as its reasonable expenses of collection including without limitation those of retaking, holding, safeguarding, accounting for, preparing for sale, selling and reasonable attorneys' fees and legal expenses. If the proceeds realized from the Collateral are not sufficient to defray said expenses and to satisfy the balance due on the Liabilities, the Grantor shall remain liable for such expenses and any deficiency with respect to the Liabilities. Any payments or proceeds from realization on the Collateral may be applied to the Liabilities in whatever order or manner the Pledgee elects. If the proceeds realized from the Collateral are sufficient to satisfy the Liabilities in full, any excess shares or proceeds shall belong to and shall be promptly paid over to Grantor.

     11. Irrevocable Proxy. If the Collateral consists of stock, Grantor irrevocably constitutes and appoints Pledgee, whether or not the Collateral has been transferred into the name of Pledgee or its nominee, as Grantor's proxy with full power, in the same manner, to the same extent and with the same effect as if Grantor were to do the same: (a) to attend all meetings of stockholders of the issuer of any of the Collateral (the "Company") held from the date hereof and to vote the Collateral at such meeting in such manner as Pledgee shall at its sole discretion deem appropriate, including without limitation, in favor of liquidation of the Company; (b) to consent at the sole discretion of Pledgee to any and all action by or with respect to the Company for which the consent of the stockholders to the Company is or may be necessary or appropriate; and (c) without limitation to do all things which Grantor can or could do as a stockholder of the Company, giving to Pledgee full power of substitution or revocation; provided however, that this proxy shall not be exercisable by Pledgee, and Grantor alone shall have the foregoing powers, so long as no Event of Default has occurred or is continuing; and further provided that after the occurrence and during the continuance of an Event of Default, this proxy shall be effective only if the Pledgee so elects upon not less than ten (10) days prior written notice to Grantor. This proxy shall terminate when this Agreement is no longer in force. Grantor hereby revokes any proxy heretofore given by Grantor to any person with regard to any of the Collateral and agrees not to give any other proxies in derogation hereof until this Agreement is no longer in force.

     12. Continuing Agreement/Termination. This is a continuing Agreement, and no notice of the creation or existence of the Liabilities, renewal, extension or modification thereof need be given to Grantor. This Agreement shall be automatically terminated at such time as the Liabilities have been finally and irrevocably satisfied in full.

     13. No Waiver. Grantor agrees that no representation, promise, or agreement made by the Pledgee or by any officer or employee of Pledgee, at, prior, or subsequent to the execution and delivery of this Agreement shall modify, alter, limit, or otherwise abridge the rights and remedies of the Pledgee hereunder unless agreed by Pledgee in writing. None of the rights and remedies of Pledgee hereunder shall be modified, altered, limited, or other otherwise abridged or waived by any representation, promise, or agreement hereafter made or by any course of conduct hereafter pursued by the Pledgee. No delay or omission on the part of the Pledgee in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Agreement, and waiver of any right shall not be deemed waiver of any other right unless expressly agreed by the Pledgee in writing.

     14. Governing Law. This Agreement, and the rights and obligations of the parties hereunder, shall be construed, interpreted, governed and enforced in accordance with the laws of the State of New York (excluding the laws applicable to conflicts or choice of law). Grantor agrees that any suit for the enforcement of this agreement or any of the other loan documents may be brought in the courts of the State of New York or any federal court sitting therein and consents to the jurisdiction of such courts. Grantor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient forum.

     15. Parties In Interest. All of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon and be enforceable by the respective heirs, executors, legal representatives, successors, and assigns of the parties hereto.

     16. Severability. Any partial invalidity of the provisions of this Agreement shall not invalidate the remaining portions hereof or thereof.

     17. Miscellaneous.

          (a) Grantor hereby expressly waives demand, presentment, protest, or notice of dishonor on any and all of the Liabilities and with respect to the Collateral.

          (b) Upon receipt of an affidavit of an officer of Pledgee as to the loss, theft, destruction, or mutilation of this Agreement, and, in the case of any such loss, theft, destruction or mutilation, upon cancellation of this Agreement, Grantor will issue, in lieu thereof, a replacement agreement of like tenor.


IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representative of the Grantor as set forth below and it is effective as of January 20, 2006.


                                                   MODAL LLC


                                                   By:     /s/ Edward E. Mattner
                                                           ---------------------
                                                   Title:  Vice President

                                                                       Exhibit 4

                        American Railcar Industries, Inc.

                                  Common Stock

                                ($0.01 Par Value)

                                                                 January 4, 2006

UBS Securities LLC
Bear, Stearns & Co., Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
CIBC World Markets Corp.
Morgan Keegan & Company, Inc.


As Underwriters

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

     This Lock-Up Letter Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by American Railcar Industries, Inc., a Delaware Corporation ("New ARI"), American Railcar Industries, Inc., a Missouri Corporation ("Old ARI") and you, as Underwriters, with respect to the public offering (the "Offering") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). In this Lock-Up Letter Agreement, references to the "Company" refer to each of Old ARI and New ARI prior to the Merger (as defined in the Underwriting Agreement), and New ARI following the Merger

     In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that for a period of 180 days after the date of the final prospectus relating to the Offering (the "Public Offering Date"), the undersigned will not, without the prior written consent of UBS Securities LLC ("UBS") and Bear, Stearns & Co. Inc. ("Bear Stearns"), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock or any such Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any such Securities, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii) of this paragraph. The foregoing sentence shall not apply to (a) the registration of or sale to the Underwriters (as defined in the Underwriting Agreement) of any Common Stock pursuant to the Offering and the Underwriting Agreement, (b) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that he, she or it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof or (c) dispositions to any trust or other entity for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof. For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

     In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, during the Lock-Up Period, the undersigned will not, without the prior written consent of UBS and Bear Stearns, make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock.

     Notwithstanding the above,

          (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Lock-Up Period ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

          (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period,

the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration on of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

     In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

     The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Stock.

     If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn, or (iii) for any reason the Underwriting Agreement is terminated prior to the Time of Purchase (as defined in the Underwriting Agreement), this Lock-Up Letter Agreement shall be terminated and the undersigned shall be released from his or its obligations hereunder.

                                                   Yours very truly,


                                                   MODAL LLC

                                                   By:     /s/ Edward E. Mattner
                                                           ---------------------
                                                   Title:  Vice President

                                                                       Exhibit 5

                        American Railcar Industries, Inc.

                                  Common Stock

                                ($0.01 Par Value)

                                                                 January 4, 2006

UBS Securities LLC
Bear, Stearns & Co., Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
CIBC World Markets Corp.
Morgan Keegan & Company, Inc.


As Underwriters

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

     This Lock-Up Letter Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by American Railcar Industries, Inc., a Delaware Corporation ("New ARI"), American Railcar Industries, Inc., a Missouri Corporation ("Old ARI") and you, as Underwriters, with respect to the public offering (the "Offering") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). In this Lock-Up Letter Agreement, references to the "Company" refer to each of Old ARI and New ARI prior to the Merger (as defined in the Underwriting Agreement), and New ARI following the Merger

     In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that for a period of 180 days after the date of the final prospectus relating to the Offering (the "Public Offering Date"), the undersigned will not, without the prior written consent of UBS Securities LLC ("UBS") and Bear, Stearns & Co. Inc. ("Bear Stearns"), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock or any such Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any such Securities, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii) of this paragraph. The foregoing sentence shall not apply to (a) the registration of or sale to the Underwriters (as defined in the Underwriting Agreement) of any Common Stock pursuant to the Offering and the Underwriting Agreement, (b) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that he, she or it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof or (c) dispositions to any trust or other entity for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof. For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

     In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, during the Lock-Up Period, the undersigned will not, without the prior written consent of UBS and Bear Stearns, make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock.

     Notwithstanding the above,

          (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Lock-Up Period ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

          (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period,

the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration on of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

     In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

     The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Stock.

     If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn, or (iii) for any reason the Underwriting Agreement is terminated prior to the Time of Purchase (as defined in the Underwriting Agreement), this Lock-Up Letter Agreement shall be terminated and the undersigned shall be released from his or its obligations hereunder.

                                                   Yours very truly,

                                                   Hopper Investments, LLC


                                                   By:     /s/ Edward E. Mattner
                                                           ---------------------
                                                   Title:  Vice President

                                                                       Exhibit 6

                        American Railcar Industries, Inc.

                                  Common Stock

                                ($0.01 Par Value)

                                                                 January 4, 2006
UBS Securities LLC
Bear, Stearns & Co., Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
CIBC World Markets Corp.
Morgan Keegan & Company, Inc.


As Underwriters

c/o UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

     This Lock-Up Letter Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by American Railcar Industries, Inc., a Delaware Corporation ("New ARI"), American Railcar Industries, Inc., a Missouri Corporation ("Old ARI") and you, as Underwriters, with respect to the public offering (the "Offering") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). In this Lock-Up Letter Agreement, references to the "Company" refer to each of Old ARI and New ARI prior to the Merger (as defined in the Underwriting Agreement), and New ARI following the Merger

     In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that for a period of 180 days after the date of the final prospectus relating to the Offering (the "Public Offering Date"), the undersigned will not, without the prior written consent of UBS Securities LLC ("UBS") and Bear, Stearns & Co. Inc. ("Bear Stearns"), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock or any such Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any such Securities, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii) of this paragraph. The foregoing sentence shall not apply to (a) the registration of or sale to the Underwriters (as defined in the Underwriting Agreement) of any Common Stock pursuant to the Offering and the Underwriting Agreement, (b) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that he, she or it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof or (c) dispositions to any trust or other entity for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Letter Agreement and confirms that it has been in compliance with the terms of this Lock-Up Letter Agreement since the date hereof. For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

     In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, during the Lock-Up Period, the undersigned will not, without the prior written consent of UBS and Bear Stearns, make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock.

     Notwithstanding the above,

          (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Lock-Up Period ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

          (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period,

the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration on of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

         In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

     The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Stock.

     If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn, or (iii) for any reason the Underwriting Agreement is terminated prior to the Time of Purchase (as defined in the Underwriting Agreement), this Lock-Up Letter Agreement shall be terminated and the undersigned shall be released from his or its obligations hereunder.

                                                   Yours very truly,


                                                   /s/ Carl C. Icahn
                                                   -----------------
                                                   CARL C. ICAHN

                                                                       Exhibit 7
                                                                       ---------



                       AMERICAN RAILCAR INDUSTRIES, INC.

                          REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT, dated as of January 18, 2006, among the parties listed on Schedule I hereto (the "Holders") and American Railcar Industries, Inc., a Delaware corporation (the "Company").

                                 R E C I T A L S

     WHEREAS, the Company has filed a registration statement on Form S-1 (file number 333-130284, as it may be amended from time to time, the "Initial Registration Statement") with the Commission (as defined below) to effect a proposed public offering of the Company's common stock;

     WHEREAS, in order to enable the Company to proceed with the public offering, the Holders have been required to consent to certain actions and to make certain other accommodations;

     WHEREAS, as an inducement to the Holders to permit the public offering, the Company has agreed to grant the Holders certain registration rights;

     WHEREAS, the Company and the Holders desire to define the registration rights of the Holders on the terms and subject to the conditions herein set forth.

     NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the parties hereby agree as follows:

SECTION 1.         DEFINITIONS

     As used in this Agreement, the following terms have the respective meaning set forth below:

     Affiliate: shall have the meaning set forth in Rule 144 promulgated under the Securities Act (as currently in effect);

     Commission: shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act;

     Common Stock: shall mean the common stock of the Company, par value $0.01 per share;

     Effective Date: shall mean the date of the first closing for the offering contemplated by the Initial Registration Statement;

     Exchange Act: shall mean the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

     Foundation: shall mean the Foundation for a Greater Opportunity;

     Foundation Stock Purchase Agreement: shall mean that certain Stock Purchase Agreement executed as of December 8, 2005, as it may be amended from time to time, entered into between Modal and the Foundation, pursuant to which the Foundation has agreed to sell all of its shares of Common Stock to Modal, subject to the terms and conditions set forth therein;

     Holder: shall mean any holder of Registrable Securities;

     Initial Holder: shall mean any of the persons initially listed on Schedule 1 to this Agreement;

     Initial Registration Statement: shall have the meaning set forth in the recitals;

     Initial Underwriting Agreement: shall mean the underwriting agreement entered into by the Company for the sale of shares pursuant to the offering contemplated by the Initial Registration Statement;

     Initiating Holder: shall mean either (a) any Holder or Holders who in the aggregate are Holders of more than 50% of the then outstanding Registrable Securities; or (b) solely in the event that the Foundation exercises rights upon the occurrence of an event of default under a certain Pledge Security Agreement with Modal LLC to act with respect to shares sold by the Foundation to Modal LLC, the Foundation.

     Modal: shall mean Modal LLC, a Delaware limited liability company;

     Person: shall mean an individual, partnership, limited liability company, joint-stock company, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof;

     Register, Registered and Registration: shall mean to a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of such registration statement;

     Registrable Securities: shall mean the Common Stock (together with any securities issued or issuable in respect thereof by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise) owned by the Initial Holders on the Effective Date, including without limitation the Common Stock to be purchased by Modal from the Foundation as contemplated by the Foundation Stock Purchase Agreement; provided, however, that any shares of Common Stock (or securities which would otherwise be Registrable Securities), that are transferred in a transaction pursuant to which the registration rights set forth herein are not assigned or permitted to be assigned as set forth in Section 2(a) below, shall cease to be Registrable Securities.

     Registration Expenses: shall mean all expenses incurred by the Company in compliance with Section 2(a), (b) and (c) hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and expenses of one counsel for all the Holders, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company); provided, however, that Registration Expenses shall exclude Selling Expenses;

     Security, Securities: shall have the meaning set forth in Section 2(1) of the Securities Act;

     Securities Act: shall mean the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

     Selling Expenses: shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for each of the Holders other than the fees and expenses of one counsel for all the Holders referenced in the definition of Registration Expenses above.

SECTION 2.        REGISTRATION RIGHTS

     (a) Requested Registration.

     (i) Request for Registration. If the Company shall receive from an Initiating Holder, at any time after the Effective Date, subject to Section (2)(j), if applicable, a written request that the Company effect any registration with respect to more than 30% of the Registrable Securities, the Company will:

          (1) promptly give written notice of the proposed registration, qualification or compliance to all other Holders; and

          (2) as soon as practicable, but in no event prior to the time permitted under the Initial Underwriting Agreement, use its diligent best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 10 business days after written notice from the Company is given under
          Section 2(a)(i)(1) above; provided that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2(a):

               (A) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

               (B) After the Company has effected two (2) such registrations pursuant to this Section 2(a) and such registrations have been declared or ordered effective and the sales of such Registrable Securities shall have closed;

               (C) If the Registrable Securities requested by all Holders to be registered pursuant to such request do not have an anticipated aggregate public offering price (before any underwriting discounts and commissions) of not less than $5,000,000;

               (D) During the period starting with the date forty-five (45) days prior to the Company's good faith estimate of the date of filing of, and ending on the date ninety (90) days (or in the case of the offering contemplated by the Initial Public Offering, such period of time as provided in the Initial Underwriting Agreement) immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction, or a registration on any registration form (including Form S-4) which does not permit secondary sales, with respect to an employee benefit plan or with respect to the Company's first registered public offering of its stock); provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

               (E) If the Company shall furnish to the Initiating Holders a certificate signed by an officer of the Company stating that in the good faith judgment of the Board of Directors it would be significantly detrimental to the Company or its stockholders for a registration statement to be filed or securities to be offered, in which case the Company's obligation to use its best efforts to comply with this Section 2 shall be deferred for a period not to exceed sixty
          (60) days from the date of receipt of written request from the Initiating Holders; provided, however, that the Company shall not exercise such right more than once in any twelve (12) month period.

          The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of Section 2(a)(ii) below, include other securities of the Company which are held by Persons who, by virtue of agreements with the Company, are entitled to include their securities in any such registration ("Other Stockholders"). In the event any Holder requests a registration pursuant to this Section 2(a) in connection with a distribution of Registrable Securities to its stockholders, partners, members or holders of other beneficial or equity interests, the registration shall provide for the resale by such Persons, if requested by such Holder.

          The registration rights set forth in this Section 2 may be assigned, in whole or in part, by an Initial Holder or any of its Affiliates to any transferee of Registrable Securities (who shall agree to be bound by all obligations of this Agreement), but may not be assigned, without the written consent of the Company in its sole discretion, by any person who is not an Initial Holder or any Affiliate of an Initial Holder, provided, however, it being understood that, by executing this Agreement, Modal shall be deemed to be an Initial Holder without any further action on the part of Modal or the Company, and that upon Modal's purchase of the Common Stock held by the Foundation as contemplated by the Foundation Stock Purchase Agreement, all rights and obligations of the Foundation under this Agreement shall be assigned to and assumed by Modal, without any further action on the part of the Foundation, Modal, the Company or any other Initial Holder or Holder.

     (ii) Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2(a).

          If Other Stockholders request such inclusion, the Holders shall offer to include the securities of such Other Stockholders in the underwriting and may condition such offer on their acceptance of the further applicable provisions of this Section 2. The Holders whose shares are to be included in such registration and the Company shall (together with all Other Stockholders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Initiating Holders and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 2(a), if the representative advises the Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the securities of the Company held by Other Stockholders shall be excluded from such registration to the extent so required by such limitation. If, after the exclusion of such shares, further reductions are still required, the number of shares included in the registration by each Holder shall be reduced on a pro rata basis (based on the number of shares held by such Holder), by such minimum number of shares as is necessary to comply with such request. No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If any Other Stockholder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. The securities so withdrawn shall also be withdrawn from registration. If the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company and officers and directors of the Company may include its or their securities for its or their own account in such registration if the representative so agrees and if the number of Registrable Securities and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited. If the Company includes shares to be sold by it in any Registration Statement requested pursuant to this Section 2(a), such Registration Statement shall be deemed to have been a registration under Section 2(b), unless the Holders of Registrable Securities are able to include in such Registration Statement all of the Registrable Securities initially requested for inclusion in such Registration Statement.

     (b) Company Registration.

     (i) If the Company shall determine to register any of its equity securities either for its own account or for the account of Other Stockholders, other than a registration relating solely to employee benefit plans, or a registration relating solely to a Commission Rule 145 transaction, or a registration on any registration form (including Form S-4) which does not permit secondary sales, the Company will:

          (1) promptly give to each of the Holders a written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

          (2) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by the Holders within fifteen (15) days after receipt of the written notice from the Company described in clause (i) above, except as set forth in Section 2(b)(ii) below. Such written request may specify all or a part of the Holders' Registrable
          Securities.   In  the  event  any  Holder  requests   inclusion  in  a
          registration pursuant to this Section 2(b) in connection with a distribution of Registrable Securities to its stockholders, partners, members or holders of other beneficial or equity interests the registration shall provide for the resale by such Persons, if requested by such Holder.

     (ii) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each of the Holders as a part of the written notice given pursuant to Section 2(b)(i)(1). In such event, the right of each of the Holders to registration pursuant to this Section 2(b) shall be conditioned upon such Holders' participation in such underwriting and the inclusion of such Holders' Registrable Securities in the underwriting to the extent provided herein. The Holders whose shares are to be included in such registration shall (together with the Company and the Other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 2(b), if the representative determines that marketing factors require a limitation on the number of shares to be underwritten, and the representative may (subject to the allocation priority set forth below) limit the number of Registrable Securities to be included in the registration and underwriting to not less than twenty five percent (25%) of the shares included therein (based on the number of shares). The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: The securities of the Company held by officers, directors and Other Stockholders of the Company (other than Registrable Securities and other than securities held by holders who by contractual right demanded such registration ("Demanding Holders")) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares is still required, the number of shares that may be included in the registration and underwriting by each of the Holders and Demanding Holders shall be reduced, on a pro rata basis (based on the number of shares held by such Holder), by such minimum number of shares as is necessary to comply with such limitation. If any of the Holders or any officer, director or Other Stockholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.


          (c) Form S-3. The Company shall use its best efforts to qualify for registration on Form S-3 for secondary sales. After the Company has qualified for the use of Form S-3, the Initiating Holders shall have the right to request three (3) registrations on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended method of disposition of shares by such holders), provided that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2(c):

          (i) Unless the Holder or Holders requesting registration propose to dispose of shares of Registrable Securities having an aggregate price to the public (before deduction of Selling Expenses) of more than $5,000,000;

          (ii) Within ninety (90) days of the effective date of the most recent registration pursuant to this Section 2(c) in which securities held by the requesting Holder could have been included for sale or distribution;

          (iii) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

          (iv) During the period starting with the date forty-five (45) days prior to the Company's good faith estimate of the date of filing of, and ending on the date ninety (90) days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction, a registration on any registration form (including Form S-4) which does not permit secondary sales or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; provided, however, that the Company may only delay an offering pursuant to this Section 2(c)(iv) for a period of not more than sixty (60) days, if a filing of any other registration statement is not made within that period and the Company may only exercise this right once in any twelve (12) month period; or

          (v) If the Company shall furnish to the Holders a certificate signed by an officer of the Company stating that in the good faith judgment of the Board of Directors it would be significantly detrimental to the Company or its stockholders for a registration statement to be filed in the near future, in which case the Company's obligation to use its best efforts to comply with this Section 2(c) shall be deferred for a period not to exceed sixty (60) days from the date of receipt of written request from the Holders; provided, however, that the Company shall not exercise such right more than once in any twelve (12) month period.

          The Company shall give written notice to all Holders of the receipt of a request for registration pursuant to this Section 2(c) and shall provide a reasonable opportunity for other Holders to participate in the registration, provided that if the registration is for an underwritten offering, the terms of Section 2(a)(ii) shall apply to all participants in such offering. Subject to the foregoing, the Company will use its best efforts to effect promptly the registration of all shares of Registrable Securities on Form S-3 to the extent requested by the Holder or Holders thereof for purposes of disposition. In the event any Holder requests a registration pursuant to this Section 2(c) in connection with a distribution of Registrable Securities to its stockholders, partners, members or holders of other beneficial or equity interests, the registration shall provide for the resale by such Persons, if requested by such Holder.

          (d) Expenses of Registration. Subject to Section 2(e), all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Section 2 shall be borne by the Company, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of their shares so registered

          (e) Withdrawal of Registration Statement. At any time before the registration statement requested under Section 2(a) or Section 2(c) covering Registrable Shares becomes effective, the Holders of a majority of such shares may request the Company to withdraw or not to file the registration statement. In that event, unless such request of withdrawal was caused by, or made in response to, (i) a material adverse effect or a similar event related to the business, properties, condition, or operations of the Company not known (without imputing the knowledge of any other Person to such holders) by the holders initiating such request at the time their request was made, or other material facts not known to such Holders at the time their request was made, or (ii) a material adverse change in the financial markets, the Holders shall be deemed to have used one of their registration rights under Section 2(a) or Section 2(c), as applicable; provided, however, that such withdrawn registration shall not count as requested registration pursuant to Section 2(a) or Section 2(c) above if the Company shall have been reimbursed (pro rata by the Holders holding a majority of the Registrable Shares requested to be registered or in such other proportion as the requesting Holders may agree) for all out-of-pocket expenses incurred by the Company in connection with such withdrawn registration.

          (f) Registration Procedures. In the case of each registration effected by the Company pursuant to this Section 2, the Company will keep the Holders, as applicable, advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will:

          (i) keep such registration effective for a period of one hundred twenty (120) days or until the Holders (or in the case of a distribution to the stockholders, partners, members or holders of other beneficial or equity interests of such Holder, such Persons, as applicable, have completed the distribution described in the registration statement relating thereto, whichever first occurs; provided, however, that (A) such 120-day period shall be extended for a period of time equal to the period during which the Holders (or stockholders, partners, members or holders of other beneficial or equity interests of a Holder) as applicable, refrain from selling any securities included in such registration in accordance with provisions in Section 2(j) hereof; and (B) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (y) includes any prospectus required by
          Section 10(a) of the Securities Act or (z) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (y) and (z) above to be contained in periodic reports filed pursuant to Section 12 or 15(d) of the Exchange Act in the registration statement;

          (ii) furnish such number of prospectuses and other documents incident thereto as each of the Holders, as applicable, from time to time may reasonably request;

          (iii) notify each Holder of Registrable Securities covered by such registration at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

          (iv) if such securities are being sold through underwriters, furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters, if any, and to the Holders participating in such registration and (2) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters, if any, and if permitted by applicable accounting standards, to the Holders participating in such registration.

          (v) Otherwise use its diligent best efforts to comply with all applicable rules and regulations of the SEC, and make available to the Holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

     (g)  Indemnification.

          (i) The Company will indemnify each of the Holders, as applicable, each of its officers, directors, members and partners, and each Person controlling each of the Holders, with respect to each registration which has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or the Exchange Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each of the Holders, each of its officers, directors, members and partners, and each Person controlling each of the Holders, each such underwriter and each Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by the Holders or underwriter and stated to be specifically for use therein.

          (ii) Each of the Holders will, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and each underwriter, if any, of the Company's  securities  covered by such a  registration  statement, each person who controls the Company or such underwriter, each Other Stockholder and each of their officers, directors, members and partners, and each person controlling such Other Stockholder against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document made by such Holder, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements by such Holder therein not misleading, and will reimburse the Company and such Other Stockholders, directors, officers, members, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of each of the Holders hereunder shall be limited to an amount equal to the net proceeds to such Holder of securities sold as contemplated herein.

          (iii) Each party entitled to indemnification under this Section 2(g) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such party's expense (unless the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the fees and expenses of counsel shall be at the expense of the Indemnifying Party), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2 unless the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party shall be liable for any settlement of any action or proceeding effected without its written consent. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

          (iv) If the indemnification provided for in this Section 2(g) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue (or alleged untrue) statement of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          (v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering contemplated by this Agreement are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall be controlling.

     (h)  Information by the Holders.

          (i) Each of the Holders holding securities included in any registration shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 2.

          (ii) In the event that, either immediately prior to or subsequent to the effectiveness of any registration statement, any Holder shall distribute Registrable Securities to its stockholders, partners, members or holders of other beneficial or equity interests, such Holder shall so advise the Company and provide such information as shall be necessary to permit an amendment to such registration statement to provide information with respect to such Persons, as selling securityholders. Promptly following receipt of such information, the Company shall file an appropriate amendment to such registration statement reflecting the information so provided.

     (i)  Rule 144 Reporting.

     With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of restricted securities to the public without registration, the Company agrees to:

          (i) make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act ("Rule 144"), at all times from and after ninety (90) days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

          (ii) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

          (iii) so long as the Holder owns any Registrable Securities, furnish to the Holder upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (j) "Market Stand-off" Agreement. Each of the Holders agrees, if requested by the Company or an underwriter of equity securities of the Company, not to sell or otherwise transfer or dispose of any Registrable Securities held by such Holder during the ninety (90) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that all officers and directors of the Company enter into similar agreements.

If requested by the underwriters, the Holders shall execute a separate agreement to the foregoing effect. The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said ninety (90) day period. The provisions of this Section 2(j) shall be binding upon any transferee who acquires Registrable Securities. The parties understand and agree that the Holders have entered into separate agreements with the Initial Underwriters in respect of the offering contemplated by the Initial Registration Statement, which agreements, in respect of such offering, shall be deemed to have satisfied and be in lieu of the agreements set forth in or contemplated by this Section 2(j).

SECTION 3.        MISCELLANEOUS

     (a) Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

     (b) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State. The parties further agree that any action or proceeding to enforce any right arising out of this Agreement shall be commenced in any New York State court or United Sates District Court sitting in New York, and the parties hereto consent to such jurisdiction, agree that venue will be proper in such courts and in any such matter, agree that the State of New York is the most convenient forum for litigation in any suit, action or legal proceeding in any such court shall be properly served an shall confer personal jurisdiction if served by registered or certified mail, or as otherwise provided by the laws of the State of New York or the United States.

     (c) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

     (d) Notices.

          (i) All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

               (1) if to the Company, to American Railcar Industries, Inc., 100 Clark Street, St. Charles, MO 63301, Attention: Chief Financial Officer (facsimile: (636) 940-6044, or at such other address as it may have furnished in writing to the Holders.

               (2) if to the Holders, at the address or facsimile number listed on Schedule I hereto, or at such other address or facsimile number as may have been furnished the Company in writing.

          (ii) Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by overnight courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

     (e) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, any consents, waivers and modifications which may hereafter be executed may be reproduced by the Holders by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Holders may destroy any original document so reproduced. The parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Holders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

     (f) Successors and Assigns. Subject to the restrictions set forth herein, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

     (g) Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto and supersedes all prior understanding among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Company and the Holders holding a majority of the then outstanding Registrable Securities.

     (h) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

     (i) No Third Party Beneficiaries. The parties hereto acknowledge and agree that there are no intended third party beneficiaries to this Agreement and no third parties have any rights under or relating to this Agreement.

     (j) Lock-Up Restrictions. Notwithstanding anything in this Agreement to the contrary, the Company shall not file any registration statement for any Registrable Securities prior to the expiration of the Lock-Up Period (as defined in the Initial Underwriting Agreement) or as otherwise permitted under the Initial Underwriting Agreement.

     (k)   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

                                   AMERICAN RAILCAR INDUSTRIES, INC.



                                   By:     /s/ James J. Unger
                                           ------------------
                                   Name:   James J. Unger
                                   Title:  President and Chief Executive Officer


                                   /s/ Carl C. Icahn
                                   -----------------
                                   Carl C. Icahn


                                   FOUNDATION FOR A GREATER OPPORTUNITY



                                   By:     /s/ Edward J. Shanahan
                                           ---------------------
                                   Name:   Edward J. Shanahan
                                   Title:  President



                                   HOPPER INVESTMENTS LLC
                                   By: Barberry Corp.



                                       By:    /s/Edward E. Mattner
                                              --------------------
                                       Name:  Edward E. Mattner
                                       Title:   Authorized Signatory




                                   MODAL LLC



                                   By:      /s/Edward E. Mattner
                                            --------------------
                                   Name:    Edward E. Mattner
                                   Title:   Vice President

                                   Schedule I

                                 Initial Holders

Investor Name and Address

Carl C. Icahn
c/o Icahn Associates Corp.
767 Fifth Avenue
Suite 4700
New York, NY  10153


Foundation for a Greater Opportunity
Attn: Edward J. Shanahan and Julie Clark Goodyear
c/o Icahn Associates Corp. and Affiliated Company
767 Fifth Avenue, 47th Floor
New York, NY  10153


Hopper Investments LLC
c/o Icahn Associates Corp. and Affiliated Companies
767 Fifth Avenue, 47th Floor
New York, New York 10153



MODAL LLC
c/o Icahn Associates Corp. and Affiliated Companies
767 Fifth Avenue
Suite 4700
New York, NY  10153